March 2011 Pricing Sheet dated March 10, 2011 relating to Preliminary Terms No. 715 dated March 10, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

RevConsSM
RevConsSM Based on the Common Stock of Staples, Inc. Due March 15, 2012

Reverse Convertible Securities
PRICING TERMS – MARCH 10, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,541,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Underlying stock:	Staples, Inc. common stock
Underlying stock issuer:	Staples, Inc.
Maturity date:	March 15, 2012
Payment at maturity (per RevCons):
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the trigger price on any trading day from and excluding the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Initial share price:	$20.19, which is the closing price of the underlying stock on the pricing date.
Determination date:	March 12, 2012
Exchange ratio:	49.52947, which is the stated principal amount divided by the initial share price, subject to adjustments for corporate events.
Trigger level:	80%
Trigger price:	$16.152, which is the trigger level times the initial share price.
Trigger Event:	Closing price trigger event
Coupon:	10.32% per annum
Coupon payment dates:	Monthly, on the 15th of each month, beginning on April 15, 2011
Pricing date:	March 10, 2011
Original issue date:	March 15, 2011 (3 business days after the pricing date)
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	617482SW5
ISIN:	US617482SW59
Agent:
Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per RevCons	$1,000	$2.50	$997.50
Total	$2,541,000	$6,352.50	$2,534,647.50
(1)      Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $2.50 for each RevCons they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for RevCons.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Terms No. 715 dated March 10, 2011
Prospectus Supplement for RevCons dated August 20, 2009                    Prospectus dated December 23, 2008

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.